[Graphic Omitted]
Koor Industries Ltd.


KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2006

* Board of Directors meeting held in Nahariya as show of solidarity with northern residents
* Reported results for the quarter relate to the period prior to the change in control of Koor
* One time charges of $22.6 million primarily relating to Telrad restructuring and Koor's management changes resulted in a net loss for the quarter of $21.3m


TEL AVIV, Israel - August 8, 2006 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli holding company, reported today its consolidated financial results for the second quarter and the first six months ended June 30, 2006.

CHANGE IN CONTROL OF KOOR INDUSTRIES
On July 3, 2006 Discount Investment Corporation, a company controlled by IDB Development Corporation, completed the acquisition of 30.9% of Koor from entities related to the Bronfman family, and a company related to the family of Mr. Jonathan Kolber, Koor's former CEO. IDB Development holds an additional 10% of Koor directly; therefore the IDB Group holds a total of 41% of Koor. On July 27, 2006 Mr. Raanan Cohen was nominated Chief Executive Officer, replacing Mr. Jonathan Kolber who now serves as Chairman of the Board.

Raanan Cohen, Koor Industries' new Chief Executive Officer said "I look forward to working together with the companies and their respective managements with a view to growing the businesses, while identifying new and lucrative opportunities. As announced several days ago, we continue to seek to broaden and diversify our financial resources through possible debentures issuance to the public in Israel with a view to further enhancing our portfolio."

FIRST SIX MONTHS 2006 RESULTS
Net income for the first six months totaled $1.7 million or $0.16 per ordinary share and $0.03 per American Depositary Share ("ADS") compared to $39.2 million or $2.39 per ordinary share and $0.48 per ADS last year. Net income for the six months was affected by several one time items outlined below and in the review of the second quarter.

Net income for the first six months included, in the first quarter 2006, the net impact of $8.6 million as a result of the initial implementation of Israel accounting standard no. 22 (treatment of financial instruments). Net income for the first quarter of 2005 included a $29.2 million capital gain from the sale of
15.9 million Makhteshim Agan shares held by Koor.

SECOND QUARTER 2006 RESULTS
Net loss for the second quarter totaled $21.3 million or $1.34 per ordinary share and $0.27 per American Depositary Share ("ADS") compared to net income of $14.6 million or $0.87 per ordinary share and $0.17 per ADS last year.

Results for the quarter were negatively affected by several one time items primarily an $11.7 million expense representing Koor's share of the provisions recorded at Telrad following reorganization measures, and a $5.9 million charge following the retirement of several of Koor's senior managers and employees. In addition, Koor recorded $5.1 million in charges mainly relating to the decline in fair value of certain assets in the portfolio. Net income, excluding the impact of the one-time items, totaled $1.4 million.

Summarizing the quarter, Ran Maidan, Chief Financial Officer of Koor Industries said: "This quarter Makhteshim Agan continued to generate top line growth of 11% and substantial operating cash flow of $200 million, despite the competitive business environment. ECI Telecom continued to present revenue growth with a strong excess cash balance of $259 million. The one time events this quarter, mainly the restructuring charges at Telrad and the expenses relating to the retirement of several senior managers and employees at Koor, weighed heavily on our results causing us to present a net loss. Looking ahead, we believe that the measures adopted at Telrad will fortify the company and increase its ability to compete."


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RESULTS OF KEY HOLDINGS*
Makhteshim-Agan Industries (33.7% end-Q2 2006, TASE: MAIN, recorded according to equity method)
Revenues for the first six months increased 2% totaling $955.9 million compared to $933.5 million for the same period in 2005. Net profit for the six months totaled $97.9 million, compared to $111.0 million for the first six months of 2005.

Revenues for the second quarter increased 11% totaling $462.0 million compared to $416.5 million for the same period in 2005. Net profit for the quarter totaled $40.2 million, compared to $50.1 million for the second quarter of 2005.

ECI Telecom (28%, NASDAQ: ECIL, recorded according to equity method; prepared in accordance with US GAAP)
Revenues for the first six months increased 11% totaling $332.3 million compared to $298.3 million in the first six months of 2005. Net profit for the six months totaled $12.7 million, compared to $26.0 million in the same period last year.

Revenues for the second quarter increased 11% totaling $170.3 million compared to $152.9 million in the second quarter of 2005. Net profit for the quarter totaled $9.6 million, compared to $15.6 million in the second quarter last year.

Results for the second quarter of 2006 include charges of an aggregate of $3.9 million for share-based compensation, which did not impact the results of the second quarter of 2005. Results for the second quarter of 2005 included a one-time $10.4 million gain on the sale of a receivable offset by several impairments which totaled $3.9 million.

Elbit Systems (7.7%, NASDAQ: ESLT, recorded according to cost method since Q2
2005)
Revenues for the first six months of 2006 increased 43% totaling $679.2 million compared to $474.5 million for the same period in 2005. Net profit for the six months totaled $29.5 million, compared to a $23.6 million for the first six months of 2005. At the end of the second quarter Elbit's order-backlog increased to $3.6 billion.

Revenues for the second quarter increased 41% totaling $344.8 million compared to $243.8 million for the same period in 2005. Net profit for the quarter totaled $15.1 million, compared to $10.9 million for the second quarter of 2005.

Telrad Networks (61% - recorded according to equity method in Q2 2006; proportionately consolidated in Q2 2005)
As part of an overall reorganization plan Telrad signed an agreement for the retirement of a substantial number of unionized employees and provided for the severance payments associated with this agreement in the second quarter. The reorganization and the associated one time charges also included management changes and headquarter cutbacks.

Revenues for the first six months of 2006 totaled $45.1 million, compared to $40.1 million for the same period in 2005. Net loss from continuing operations for the six months totaled $23.0 million, compared to a $16.5 million for the same period in 2005.

Revenues for the second quarter of 2006 totaled $20.6 million, compared to $20.3 million for the second quarter in 2005. Net loss from continuing operations for the quarter totaled $22.4 million, compared to a $1.6 million for the second quarter in 2005.

Net loss for the quarter included one time charges amounting to $18.2 million following the restructuring processes implemented at the end of the second quarter of 2006. Excluding these charges, net loss for the quarter totaled $4.2 million, compared to $1.6 million in the second quarter of 2005.

The above-mentioned results for the second quarter and six months exclude the results of Connegy, a Telrad subsidiary which was divested during the first quarter of 2006, and whose results were classified under 'discontinued operations'. Including the results of Connegy, Telrad's net loss for the six months totaled $22.7 million, compared to $17.9 million in the first six months last year.


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As of June 30, 2006, loans to banks and institutional investors of Koor
Industries', and its wholly owned subsidiaries, aggregated approximately NIS 1.8 billion ($413 million). Cash, cash equivalents and short term deposits of the Company and its wholly owned subsidiaries as of June 30, 2006, aggregated approximately NIS 0.5 billion ($132 million). The net debt of the Company and its wholly owned subsidiaries as of June 30, 2006, resulting from the above, was approximately NIS 1.3 billion ($281 million).

* Koor Industries and its Key Holdings' results are presented as published, and except as noted with respect to ECI Telecom, are prepared in accordance with the Israeli GAAP. Differences may occur during consolidation given accounting principles and currency translation differences.

* The results of the companies reporting in New Israeli Shekels (NIS) were converted to US$ using the NIS\$ conversion rate as at June 30, 2006 of NIS 4.44.

Conference call details:
Date:                 August 9, 2006
Time:                 09:00 am EDT (14:00 UK, 16:00 Israel)
United States phone:  1-866-860-9642    Canada phone:             1-866-485-2399
UK phone:             0-800-917-9141    Israel or International: +972 3 918-0609

Replay no. (until September 9, 2006): 1-866-276-1002 (US), +972 3 925-5929
(International) or on Koor's website under 'Investor Relations' - www.koor.com
                                                                  ------------

********************* Financial Tables Follow *********************
About Koor
Koor Industries is a leading holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in telecommunications and technology through its holdings in ECI Telecom (NASDAQ:
ECIL), Telrad Networks and ECtel (NASDAQ: ECTX); in the defense industry through Elbit Systems (NASDAQ: ESLT); and start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Ran Maidan - Senior Vice President and Chief Financial Officer, Koor Industries, Tel. +972 3 9008-310
or Fiona Darmon - Vice President Investor Relations, Koor Industries,
Tel. +972 3 9008-417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings. The Company does not undertake to (and expressly disclaims any obligation to) update any such forward-looking statements.


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Koor Industries Ltd.
                                                                                                            (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                                                                                      Twelve Months
                                                        Six Months Ended                Three Months Ended                Ended
                                                             June 30                          June 30                  December 31
                                                          2006          2005(i)           2006          2005(i)           2005
                                                  -------------    -------------    -----------    -------------    ----------------
                                                            Unaudited                        Unaudited                   Audited
                                                  ------------------------------    ----------------------------    ----------------
                                                                                Convenience translation
                                                                                -----------------------
                                                                              (U.S. dollars in thousands)
                                                                              ---------------------------
Revenues and earnings
---------------------
Revenue from sales and services                         97,907          126,956         55,684           71,733              222,609
Group's equity in the operating results of
investee companies, net                                 13,634       (*) 59,277          (793)       (*) 38,575           (*) 80,937
Other income, net                                          794           33,919              -              742               50,271
                                                  -------------    -------------    -----------    -------------    ----------------
                                                       112,335      (*) 220,152         54,891      (*) 111,050          (*) 353,817

Cost and losses:
---------------
Cost of sales and services                              74,832          104,381         42,552           57,012              180,553
Selling and marketing expenses                           8,192           11,992          4,266            6,282               20,078
General and administrative expenses                     21,463       (*) 18,540         14,125        (*) 9,901           (*) 37,242
Financing expenses, net                                 15,988           21,937         10,686           13,582               41,206
Other expenses, net                                          -                -            267                -                    -
                                                  -------------    -------------    -----------    -------------    ----------------
                                                       120,475      (*) 156,850         71,896       (*) 86,777          (*) 279,079


Earnings (loss) before income tax                      (8,140)       (*) 63,302       (17,005)       (*) 24,273           (*) 74,738
Income tax                                             (4,197)        (19,441)        (3,925)          (2,925)              (18,176)
                                                       -------     ------------       --------     ------------     ----------------
                                                      (12,337)       (*) 43,861       (20,930)       (*) 21,348           (*) 56,562
Minority interest in consolidated companies'
results, net                                             (618)            1,391        (1,245)              236                2,057
                                                  -------------    -------------    -----------    -------------    ----------------
Net earnings (loss) from continuing operations        (12,955)       (*) 45,252       (22,175)       (*) 21,584           (*) 58,619

Net earnings (loss) from discontinued
operations                                                 525          (5,394)            891          (6,962)               11,348
Cumulative effect as of the beginning of the
year of change in accounting  method                    14,088            (688)              -                -                (688)
                                                  -------------    -------------    -----------    -------------    ----------------
Net earnings (loss) for the period                       1,658       (*) 39,170       (21,284)       (*) 14,622           (*) 69,279


Basic earnings (loss) per ordinary share                               (*) (**)                        (*) (**)             (*) (**)

From continuing operations                               -0.74             2.78          -1.40             1.30                -0.17
From discontinued operations                              0.04            -0.35           0.06            -0.43                 0.02
From cumulative effect of change in accounting
method                                                    0.86            -0.04              -                -                 0.19
                                                  -------------    -------------    -----------    -------------    ----------------
Net earnings (loss) per share                             0.16             2.39          -1.34             0.87                 0.04


(*)   Restated - see Note 1B(4) in Koor Industries Consolidated Financial Statements for the period January-June 2006 (Unaudited)
(**)  Restated - see Note 1B(2) in Koor Industries Consolidated Financial Statements for the period January-June 2006 (Unaudited)
(i)   See Note 3C relating to discontinuance of proportional consolidation of Telrad Networks in Koor Industries Consolidated
      Financial Statements for the period January-June 2006 (Unaudited)


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


Koor Industries Ltd.                                                                            (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at

                                                                                 June 30                    December 31
                                                                       ----------------------------    -----------------
                                                                              2006             2005                 2005
                                                                       -----------    -------------    -----------------
                                                                                 Unaudited                       Audited
                                                                       ----------------------------    -----------------
Assets                                                                              Convenience translation
Current assets:                                                                    (U.S. dollars in thousands)
Cash and cash equivalents                                                  50,961           23,330               71,801
Short-term deposits and investments                                       104,367           98,153              121,883
Trade receivables                                                          21,257           23,870               21,068
Other accounts receivable                                                  26,410           23,955               19,806
Inventories and work in progress                                           19,050           21,419               20,475
Assets designated  for sale                                                     -            9,321                    -
                                                                       -----------    -------------    -----------------
Total current assets                                                      222,045          200,048              255,033

Investments and long-term receivables
Investments in affiliates                                                 650,288      (*) 652,900          (*) 600,005
Other investments and receivables                                         132,989           99,789              123,201
                                                                       -----------    -------------    -----------------
                                                                          783,277          752,689              723,206

Fixed assets, net                                                         173,971          161,446              163,650
Intangible assets, deferred tax assets and deferred expenses                4,888            2,526                4,383

Assets relating to discontinued operations                                      -          300,421               44,778
                                                                       -----------    -------------    -----------------
                                                                        1,184,181        1,417,130            1,191,050
                                                                       ===========    =============    =================

Liabilities and shareholders' equity
Current liabilities
Credit from banks and others                                               13,962          112,966               61,290
Trade payables                                                             21,537           24,693               20,632
Other payables                                                             43,137           42,114               45,786
Customer advances                                                           8,299            6,837                4,942
                                                                       -----------    -------------    -----------------
                                                                           86,935          186,610              132,650

Long-term liabilities
Long-term bank loans                                                      439,723          348,584              350,259
Other long-term loans                                                      11,596           20,050               12,194
Debentures                                                                 89,714           85,542               88,030
Deferred taxes                                                              2,366               18                   18
Liability for employee severance benefits, net                                946            2,008                  869
                                                                       -----------    -------------    -----------------
                                                                          544,345          456,202              451,371

Liabilities relating to discontinued operations                                 -          238,411               36,047
Minority Interest                                                          15,973            8,921               12,777
Shareholders' equity                                                      536,928      (*) 526,986          (*) 558,206
                                                                       -----------    -------------    -----------------
                                                                        1,184,181        1,417,130            1,191,050
                                                                       ===========    =============    =================

(*)  Restated - see Note 1B(4) in Koor Industries Consolidated Financial Statements for the period January-June 2006
     (Unaudited)


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